MORGAN STANLEY & CO. INCORPORATED
1585 Broadway
New York, New York 10036

VIA EDGAR AND FACSIMILE	May 8, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

RE:	Biodel Inc.
Registration Statement on Form S-1
File No. 333-140504

Ladies and Gentlemen:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representative of the several Underwriters, wish to advise you that the Registration Statement, Form S-1 as filed on February 7, 2007, as amended, and Preliminary Prospectus issued April 26, 2007, were distributed during the period April 26, 2007 through 5:00 p.m., May 4, 2007, as follows:

Registration Statement	Preliminary Prospectus

4 to 4 Underwriters	7,747	to	4	Underwriters
	0	to	0	Dealers
	1,092	to	1,092	Institutions
	45	to	45	Others

Total: 4	Total: 8,884
     We were advised on May 3, 2007 by the Corporate Finance Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Biodel Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 3:30 p.m. on May 10, 2007, or as soon as possible thereafter.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

As Representative of the Several Underwriters

By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Carl Levin

Name:	Carl Levin
Title:	Vice President